April 15, 2005

Mr. Rufus Decker

Accounting Branch Chief

Mail Stop 0510

U.S. Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549

RE:   SEC Comment Letter dated March 25, 2005 Related to Cornell Companies, Inc.

Form 10-K for the fiscal year ended December 31, 2004

File No. 1-14472

Dear Mr. Decker:

This letter responds to the comments Cornell Companies, Inc. (the “Company”) received from the Accounting Branch of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated March 25, 2005.

Where requested, the Company addressed the comments by providing the disclosures or revisions that will be included in the Company’s future filings.  In other instances we have provided the supplemental information you have requested.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff.  We have reviewed and discussed this letter with our Audit Committee, and they concur with our conclusions in this letter.

Our responses utilize the same captions contained in the March 25, 2005 letter, and are numbered to correspond to the numbers assigned in your letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text:

Comments applicable to your overall filing

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response of Cornell Companies, Inc.

When a SEC comment has requested additional disclosures or other revisions to be made, we have shown in our supplemental responses what the revisions will look like. These revisions will be incorporated in our future filings, beginning with our first quarter filing Form 10-Q for the three months ended March 31, 2005, as applicable.

Item 7 – Management’s Discussion and Analysis

Contractual Obligations and Commercial Commitments, page 50

2.     Please revise your table of contractual obligations to include the payments you are obligated to make under your interest rate swap agreement.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.

Response of Cornell Companies, Inc.

The existing interest rate swap agreement, under which Cornell Companies, Inc. receives a fixed interest rate and pays a floating interest rate, is currently in a net receivable position to Cornell as of December 31, 2004. Included in the current table of contractual obligations for each period presented (as a reduction of the long term debt-principal and interest obligations) is the estimated receipt under the interest rate swap, based on the effective hedge rate as of December 31, 2004. Currently, the disclosure contains the statement as to the effective rate utilized on the interest rate swap arrangement.

To enhance the transparency of this disclosure, we will separately present the long-term debt-principal and long-term debt-interest obligation amounts and clarify the interest rate swap impact as follows:

The Company has an interest rate swap agreement under which the Company receives a fixed interest rate and pays a floating interest rate. The future cash payments on Cornell Companies, Inc. long-term debt-interest as noted assume an effective interest rate of 8.37% on the related interest rate swap contract.

Please see the attached revision to the table of contractual obligations (Attachment “A”)

Item 8 – Financial Statements and Supplementary Data

Balance sheets, page 67

3.               Since you have treasury stock, the number of shares issued is not equal to the number of shares outstanding. Please revise the common stock description on the face of your balance sheet accordingly.

Response of Cornell Companies, Inc.

The common stock description on the face of the balance sheet will be presented as follows:

Common stock, $.001 par value, 30,000,000 shares authorized, 14,845,107 and 14,578,505 shares issued and 13,297,524 and 13,040,922 outstanding, respectively

Statements of Operations and Comprehensive Income (Loss), page 68

4.              Please disclose for all periods presented the amounts of the reclassification adjustments and the income tax provisions for each classification of other comprehensive income. See paragraphs 20 and 25 of SFAS 130.

Response of Cornell Companies, Inc.

With respect to the periods presented, Cornell Companies, Inc. does not have any reclassification adjustments necessary for items displayed as part of net income (loss) for a period that also had been displayed as part of other comprehensive income in that period or earlier periods in the consolidated statements of operations and comprehensive income (loss). For example, as noted in our significant accounting policies, we had no gross unrealized holding gains (losses) or gross realized gains (losses) from our investment securities for the year ended December 31, 2004. Furthermore, we do not have other typical items such as foreign currency which require the reclassification adjustments.

Accordingly, we will disclose the change net of tax on our statement of operations and comprehensive income (loss) as follows:

Unrealized gain (loss) on derivative instruments, net of tax provision (benefit) of $123, ($151) and $747, respectively

During the course of the preparation of our response to this inquiry, it was noted by the Company that the previous disclosures as contained in the Form 10-K’s for the years ended 2002 and 2003 with respect the change in other comprehensive income were incorrect. The amounts reflected in other comprehensive income for these periods were not net of tax, but rather were reported gross. As a result, a reclassification entry between the balance sheet accounts “Accumulated other comprehensive income” and “Deferred tax liabilities” as noted below would be necessary.

Accordingly, an analysis was undertaken to determine whether this matter requires restatement of the previous consolidated balance sheets for 2002-2004. Our analysis gives consideration to both quantitative and qualitative factors pursuant to SEC staff accounting bulleting No. 99 (“SAB 99”).

In accordance with SAB 99, we have performed the following quantitative analysis for the years ended December 31:

	2002	2003	2004

Deferred tax liabilities, as reported	$4,954	$7,006	$8,088
Total liabilities, as reported	281,331	282,868	346,319
Total stockholders’ equity, as reported	159,952	166,235	161,312
Comprehensive income (loss), as reported	8,258	3,602	(7,269)
Accumulated other comprehensive income, as reported	1,896	1,528	1,692

Deferred tax liabilities, as adjusted	5,718	7,619	8,701
Total liabilities, as adjusted	282,095	283,481	346,932
Total stockholders’ equity, as adjusted	159,188	165,622	160,699
Comprehensive income (loss), as adjusted	7,494	3,753	(7,269)
Accumulated other comprehensive income, as adjusted	1,132	915	1,079

Impact on Operating income/Net income/EPS	None	None	None
Impact on working capital	None	None	None
Impact on Operating cash flow	None	None	None
% change in total liabilities	0.27%	0.22%	0.18%
% change in total equity	0.48%	0.37%	0.38%
% change in comprehensive income (loss)	9.25%	4.19%	None
% change in accumulated other comprehensive income	40.29%	40.13%	36.24%

Additional analysis for the quarterly periods in 2003 and 2004 are included as “Attachment B”.

We believe, in light of the facts and circumstances (i.e. the “total mix” of information presented in our consolidated financial statements), that the adjustments between deferred tax liabilities and other comprehensive income in the financial statements noted above would not change or influence the judgment of a reasonable person. We believe the users of our consolidated financial statements, including investors, analysts and our own management, evaluate our financial position on the basis of our total liabilities and total stockholders’ equity and total comprehensive income (loss), and thus, the immateriality of the changes would not change or influence the judgment of a reasonable person.

The misstatement does not mask a change in earnings or other trends, or change income into a loss.

In addition, the adjustments noted above would not have any impact on current assets, working capital, total assets, net income, earnings per share (basic or diluted) or cash flows from operations. They do not concern a particular segment or portion of the Company’s business that has been identified as playing a significant role our operations or profitability. Furthermore, the adjustment does not involve concealment of an unlawful transaction.

Moreover, the adjustments do not affect the Company’s compliance with regulatory requirements, and had no impact on any form of management compensation. In addition, such adjustments would have no material impact on our existing debt covenants, which focus on our leverage ratios, fixed charge coverage ratios, asset coverage ratios and consolidated net worth (as defined in the respective debt agreements).

We have not yet concluded, based on the quantitative and qualitative analysis above, that our previous reporting is not considered a material error requiring a “restatement” of our consolidated balance sheets for the periods indicated. It is currently our intent to record the cumulative adjustment of $613,000 in the first quarter of 2005, and to include appropriate disclosure in our filing for this treatment.  We have included preliminary estimated data as of the three months ended March 31, 2005, reflecting the impact of this adjustment.

We are in discussion with Locke Liddell & Sapp, our external SEC counsel, as well with our audit committee and our independent registered public accounting firm, PricewaterhouseCoopers, LLP, regarding this matter.

Statements of Stockholders’ Equity, page 69

5.              Please include a column that reconciles the changes between periods in the number of shares held as treasury stock.

Response of Cornell Companies, Inc.

The consolidated statement of stockholders’ equity will include a column that reconciles the changes between periods in the number of shares held as treasury as displayed in Attachment “C”.

Note 2 – Significant Accounting Policies

6.              As noted on page 7 under the Marketing and Business Development heading, you incur costs in the Request for Proposal process.  Please disclose in a footnote your accounting policy for costs, including any circumstances when these amounts are not expensed as incurred.  For any amounts deferred, please also disclose the amounts as of each balance sheet date.

Response of Cornell Companies, Inc.

The following disclosure will be added to address the accounting policy for costs associated with the request for proposal process. As indicated in the policy, these amounts are not deferred, and as such, there are not any amounts to disclose for the dates of the balance sheets presented.

Proposal Costs

We incur various expenses in conjunction with our participation in the proposal process with government agencies for their procurement of our services. These costs include such items as payroll/employee benefits, research, consulting, legal and reproduction costs and are expensed in the periods incurred.

7.               Please disclose the types of amounts included in the operating expense line item and the types of amounts included in the general and administrative expenses line item.

Response of Cornell Companies, Inc.

The following disclosures will be added to the statement of significant accounting policies:

Operating and General and Administrative Expenses

We incur various expenses within the normal course of our business.  Included in operating expenses are direct expense items such as personnel/employee benefits, resident/inmate care expenses and building/utility costs pertaining to the operation of our facilities and programs. Included in general and administrative expenses are expense items such as personnel/employee benefits, professional services, and building/utility costs pertaining to our corporate activities.

Investment Securities, page 72

8.              Please disclose the stated contractual maturities of your investment securities. See paragraph 20 of SFAS 115.

Response of Cornell Companies, Inc.

The following disclosure will be added to description of investment securities as presented in the significant accounting policies:

Contractual maturities of the underlying investment securities held at December 31, 2004, are as follows (in thousands):

Due within 1 year	$—
Due after 1 year through 5 years	—
Due after 5 years through 10 years	—
Due after 10 years	51,740
Total investment securities	$51,740

Deferred Costs, page 75

9.              Please disclose with quantification the types of costs you are deferring as of each balance sheet date in addition to the debt issuance costs already discussed.  Please also enhance your disclosure to clarify what a project actively under development is and what probable of successful completion means.  Please also disclose whether these amounts include projects that you do not yet have signed agreements to cover the reimbursement of the costs being incurred.  Please supplementally tell us your basis for deferring each of these amounts and the accounting literature you are relying upon.  If any of the amounts deferred relate to contracts that you did not yet have signed agreements for as of that balance sheet date, please ensure that you tell us the amounts involved and provide additional explanation.

Response of Cornell Companies, Inc.

The primary component of deferred costs at December 31, 2004 and 2003 pertained to the deferred debt issuance costs as disclosed. There were not any deferred costs associated with projects under development at either balance sheet date, therefore this disclosure should have been excluded from this description, and accordingly will be from future filings unless such costs are incurred (at which point the disclosure will include the enhancements requested). The other component of deferred costs pertained to costs incurred in conjunction with a pending acquisition. These costs, which include items such as legal fees, totaled approximately $0.4 million at December 31, 2004 (there were no such costs at December 31, 2003). The revised disclosure will read as follows:

Deferred Costs

Costs incurred related to obtaining debt financing are capitalized and amortized over the term of the related indebtedness. At December 31, 2004 and 2003, we had net deferred debt issuance costs of approximately $11.0 million and $6.6 million, respectively.

The other components of this line item do not relate to any other deferred costs. The items are as follows (in millions):

Description	2004	2003

FMV derivatives (disclosed at Notes 9, 12)	$5.2	$2.2
Long-term accounts receivable	4.7	1.9
Split dollar life insurance	1.1	0.8
Other	0.6	0.6
Total	$11.6	$5.5

The amounts of these other components have not been separately disclosed as they were not in excess of the 5% threshold pursuant to Rule 5-02 (17) of Regulation S-X.

Self-Insurance Reserves, page 76

10.  Please disclose the areas that you are self-insured for and the extent of your self-insurance in each area.  Please disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins in each area.  Please also disclose your accounting policy for self-insurance.

Response of Cornell Companies, Inc

The following disclosure will replace the first paragraph of our current description of self insurance reserves as presented in the significant accounting policies note:

We maintain insurance coverage for various aspects of our business and operations. We retain a portion of losses that occur through the use of deductibles and retention under self-insurance programs. These programs include the following areas: workers compensation and employer’s liability, general liability and professional liability, directors and officers’ liability and medical and dental insurance. We maintain deductibles under these programs in amounts ranging from $0.5 million to $1.0 million. We maintain excess loss insurance for amounts exceeding our deductibles.

We regularly review our estimates of reported and unreported claims and provide for these losses through insurance reserves which are recorded monthly. These reserves are influenced by rising costs of health care and other costs, increases in claims, time lags in claim information and levels of insurance coverage carried. As claims develop and additional information becomes available to us, adjustments to the related loss reserves may occur. Our reserves for medical and worker’s compensation claims are subject to change based on our estimate of the number and magnitude of claims to be incurred.

Note 6 – Property and Equipment, page 81

11.   Please show us your analysis in which you concluded that an impairment charge of $9.3 million is appropriate in relation to the New Morgan Academy facility.

Response of Cornell Companies, Inc.

The New Morgan Academy was closed by the Company in the fourth quarter of 2002. Subsequently, the Company has been attempting to develop a use for the facility. Such efforts have involved the consideration of alternative programs for placement in the facility as well as the potential sale or lease of the facility to third parties (both government agencies as well as private parties).  To date, the Company has not been able to develop a use for the operation of New Morgan since the termination of its last program.

The Company has performed its review of New Morgan in accordance with SFAS 144 on a consistent basis each quarter subsequent to its closure. The most recent analysis prior to December 31, 2004, was as of September 30, 2004, and was reflective of three primary options. As there were alternative courses of action to recover the carrying amount of this asset under consideration, the likelihood of those possible outcomes was considered. A probability-weighted approach was incorporated in considering the likelihood of those possible outcomes. The primary option under consideration was the possible sale or lease of the facility to either the local county (based on dialogues which had been held and for which proposals were requested from the Company) or from the Commonwealth of Pennsylvania, which had issued a Request for Proposal for a facility for which the New

Morgan Academy was an extremely viable candidate. Both of these proposals were developed, presented, and outstanding during the evaluation period at September 30, 2004, and the relevant data from these proposals was incorporated into the analysis.  These possibilities were given the greatest weight in this analysis. Probabilities were assigned as follows: lease to the Commonwealth of Pennsylvania- 32%, lease to the County- 16%, sale to the Commonwealth of Pennsylvania- 6% and sale to the County- 2%. Another alternative included was the potential sale of the facility, based on current market data. This alternative was included at a 40% weighting. Finally, there were alternatives included which were based on potential programs being reinstituted into the facility. While these were derived from operating data both from previous experience at New Morgan Academy, as well as current data from similar programs operated elsewhere by the Company, very low weights (each of the two programs included was weighted at 2%) were assigned as these were not formalized and were not ready for immediate implementation. Based on the analysis using this data, the resulting undiscounted cash flows were in excess of carrying value of the New Morgan Academy as of September 30, 2004.

The analysis at December 31, 2004 was prepared on a similar basis; however several factors had changed during the second half of the fourth quarter which impacted the value derived from the analysis. First, during the latter part of the fourth quarter, the local county declined to continue pursuing the lease or sale option for the facility. Accordingly, this option was removed from the analysis. The potential lease or sale option with the Commonwealth of Pennsylvania continued, as the Company was included in the smaller group of respondents for which a “best and final offer” was requested. Upon this request, the Company reanalyzed its previous proposal, and ultimately chose to modify its previous proposal (through the reduction of the lease and sale options). The revised data was incorporated into the SFAS 144 analysis at December 31, 2004. This option, based on the responses received from the Commonwealth of Pennsylvania, was accorded the highest probability (at a weighting of 45% for lease and 5% for sale) in the SFAS 144 analysis. The potential sale of the facility was also included in the analysis. Based on management’s best estimates, and factoring in local market data and the opinions of commercial real estate brokers knowledgeable of the area/market, the facility, potential purchasers, etc., the expected future undiscounted cash flows assigned to the facility in the SFAS 144 analysis was reduced from September 30, 2004. This alternative was accorded a 40% probability factor. Final alternatives that were incorporated included the possible lease/sale to certain third parties who have expressed interest (oral and written) to the Company. As these had not progressed to the full exchange of finalized terms, they were both accorded nominal weighting in the analysis (5% each).

The scenario probabilities were derived through management discussions and reflected management’s best estimate as of December 31, 2004.

The analysis is presented on a tiered basis, in that it first analyzes the undiscounted cash flows to determine if the undiscounted value exceeds the carrying value of the facility. This analysis indicated that undiscounted cash flows were less than the carrying value; therefore, an impairment existed at December 31, 2004. A net present value analysis was completed to determine the fair value of the New Morgan Academy. The results of this analysis indicated that the carrying value of the New Morgan Academy exceeded the fair value of the New Morgan Academy by $9.3 million. Accordingly, this adjustment was recorded as of December 31, 2004.

The analysis is included as Attachment “D”.

Note 9 – Credit Facilities, page 85

12.       Based on your disclosure, it appears that you are assuming no ineffectiveness in your interest rate swap.  Please tell us how your assumption complies with SFAS 133, paragraph 68.

Response of Cornell Companies, Inc.

In accordance with SFAS 133, paragraph 68, “An entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving an interest rate swap if all of the applicable conditions in the following list are met”:

a.                                       The notional value of the swap matches the principal amount of the interest bearing liability.

The notional amount $84.0 million of the swap matches the designated principal amount of the hedged senior notes.

b.                                      If the hedging instrument is solely an interest rate swap, the fair value of that swap at the inception of the hedging relationship is zero.  If the hedging instrument is a compound derivative composed of an interest rate swap and mirror-image call or put option as discussed in paragraph 68(d), the premium for the mirror-image call or put option must be paid or received in the same manner as the premium on the call or put option embedded in the hedged item.  That is, the reporting entity must determine whether the implicit premium for the purchased call or written put option embedded in the hedged item was principally paid at inception-acquisition (through an original issue discount or premium) or is being paid over the life of the hedged item (through an adjustment of the interest rate).  If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option.  In contrast, if the implicit premium for the call or put option embedded in the hedged item is principally being paid over the life of the hedged item, fair value of the hedging instrument at the inception of the hedging relationship must be zero.

There is an embedded call option in the interest rate swap which is considered to be a mirror-image of the call option in the hedged liability. The fair value of the hedging instrument was zero at the inception of this hedging relationship. This meets the criteria that as the implicit premium for the option embedded in the hedged item is principally being paid over the life of the hedged item, the fair value of the hedging instrument at the inception of the hedging relationship must be zero.

c.                                       The formula for computing net settlements under the interest rate swap is the same for each net settlement.

The fixed rate of the interest rate swap remains constant throughout the term, and the variable rate is based on the same index (6 month LIBOR) and includes the same constant spread adjustment throughout the term.

d.                                      Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

All of the terms present in both instruments are considered typical. For example, the variable leg of the swap (six months) matches the benchmark interest rate (six month LIBOR) risk being hedged.

e.                                       The expiration date of the swap matches the maturity date of the interest-bearing liability.

The expiration date of the swap (July 1, 2012) matches the maturity date of the senior notes (July 1, 2012).

f.                                         There is no floor or cap on the variable interest rate of the interest rate swap.

There is no floor or cap on the variable interest rate of the interest rate swap.

g.                                      The interval between repricings of the variable interest rate in the interest rate swap is frequent enough to justify an assumption that the variable payment or receipt is at a market rate (generally three to six months or less).

The interval between repricings of the variable interest rate in the interest rate swap is frequent enough (six months) to justify the assumption that the variable payment is at a market rate.

Thus, based on the requirements of paragraph 68 of SFAS 133, the Company has concluded that the assumption of no ineffectiveness in the hedge with the interest rate swap is appropriate.

Note 10 – Commitments and Contingencies

Operating Leases, page 87

13.       Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

Response of Cornell Companies, Inc.

The following disclosure will be added to the discussion of operating leases as currently presented in Note 10 to the consolidated financial statements:

Landlord incentives or allowances under operating leases are recorded as deferred rent and amortized as a reduction of rent expense over the lease term. Those operating leases with step rent provisions or escalation clauses that are not considered contingent rent are straight-lined and are amortized over the lease term. For those leases which include an existing index or rate, such as the consumer price index or the prime interest rate, the related minimum lease payments are recognized on a straight-line basis over the lease term and the amount of rent considered to be contingent are recorded as incurred and are not included in the straight-line of rent expense.. We do not receive significant sublease rentals under any of our existing operating leases.

14.       Please include the disclosures required by paragraphs 16.c and d. of SFAS 13 regarding your operating leases.

Response of Cornell Companies, Inc.

The following disclosure will be added to the discussion of operating leases as currently presented in Note 10 to the consolidated financial statements:

Certain of our leases contain renewal options, which range from additional rental periods of one to five years. Escalation clauses are also included in certain of our leases. There are no significant restrictions imposed by our lease agreements concerning such issues as dividend payments, incurrence of additional debt or further leasing.

In addition, all future filings will disclose separately minimum rentals, contingent rentals and any sublease rentals.

Note 11 – Stockholders Equity

Employee Stock Purchase Plan, page 93

15.       Please tell us your basis for not recognizing compensation expense in relation to your Employee Stock Purchase Plan.  In addition, please cite the appropriate accounting literature that supports your conclusion.

Response of Cornell Companies, Inc.

The Company’s employee stock purchase plan was created as a noncompensatory plan.

Each of the following criteria was incorporated in the design and operation of the Company’s plan:

1 -   The purchase rights or options are granted only to employees of the Company or its subsidiaries and are not transferable.

2 -   The plan was approved by shareholders within 12 months of adoption.

3 -   An employee cannot participate if such employee owns stock possessing 5 percent or more of the voting power or value of the Company’s stock.

4 -   All employees granted options or purchase rights shall have the same rights and privileges and shall not be able to purchase more than $25,000 of stock in any calendar year under the plan.

5 -   The purchase or option price is not less than 85 percent of the fair market value of the stock at the time such right or option is granted or 85 percent of the fair market value of the stock at the exercise or purchase date.

6 -   The period for exercise of the option or purchase of the stock is limited to five years after the grant date if the option price is not less than 85 percent of the fair market value of the stock at exercise or purchase date or 27 months after the grant date if the option price is stated in any other terms.

As noted in APB 25, paragraph 7, an employer corporation recognizes no compensation for services in computing consideration received for stock that is issued through noncompensatory plans. The Board concludes that at least four characteristics are essential in a noncompensatory plan: (a) substantially all full-time employees meeting limited employment qualifications may participate (employees owning a specified percent of the outstanding stock and executives may be excluded), (b) stock is offered to eligible employees equally or based on a uniform percentage of salary or wages (the plan may limit the number of shares of stock that an employee may purchase through the plan), (c) the time permitted for exercise of an option or purchase right is limited to a reasonable period, and (d) the discount from the market price of the stock is no greater than would be reasonable in an offer of stock to stockholders or others.

The Company’s employee stock purchase plan meets each of the criteria noted.  Accordingly, the Company has concluded that its treatment is appropriate.

Note 14 – Related Party Transaction, page 95

16.       In regards to your consulting agreement with your founder, as well as the consulting agreement entered into with a former director subsequent to his resignation, please tell us the nature of work being performed by these individuals.  Please provide an estimate as to the monthly commitment, in terms of hours, that each individual provides as consulting to you.  Also, please tell us if any minimum commitment of hours is included in the consulting agreements, and if so, how you are enforcing this requirement.

Response of Cornell Companies, Inc.

With respect to the consulting agreement with the founder of Cornell Companies, Inc., the services rendered under this agreement included the following:

•Assist in the development of new business and business relationships

•Assist in acquisitions

•Assist in any potential financing transactions

•Assist in the assimilation of key personnel into the company

As noted, this individual was the founder of Cornell Companies, Inc. Moreover, he is considered a founding member of the private corrections industry itself. His background and expertise with respect to the company, the industry and the various agencies with whom we contract is considered to be of great value (and not readily available in the market).

In his role, the founder reports directly to the Company’s Chief Executive Officer. The agreement does not specify a minimum number of hours to be furnished by the individual during the term of this agreement. As a consultant, significant time would be required of Mr. Cornell to maintain current with respect to the various issues and matters impacting the Company. The Company during the period of this consulting agreement, dealt with many significant issues (including stock offerings, financing transactions, various legal proceedings, and the ongoing pursuit and development of significant development/growth opportunities (such as the Moshannon Valley Correctional Center-initial contract awarded in April 1999 and concluded in October 2004)).

Moreover, as noted in public announcements in 2005, effective January 25, 2005, Cornell Companies, Inc. named James E. Hyman as Chief Executive Officer. While Mr. Hyman brings extensive experience to the Company in operations, finance, process management and mergers and acquisitions, he does not possess previous direct experience in the adult and juvenile correctional, treatment and educational services industry in which the Company operates.

Mr. Hyman has indicated that he intends to draw upon the founder’s past experiences, company (and industry) knowledge and contacts as he develops his strategic plans and leads the Company forward. This interaction, beyond the nature of the areas previously discussed, are anticipated to occur over the remaining term of this agreement, which currently ends in August 2006. The agreement does allow for an extension beyond that date.

With respect to the consulting agreement with the former director, the services rendered under this agreement by the firm include research and analysis for topics including the following:

•Performance-based contracting requirements

•Contractual demands for evidence-based program practices with data support

•Rate setting data

•Medicaid realignment data

•Performance-improvement processes, accreditations and regulatory requirements

•Clinical and billing system configuration and deployment

•Data collection instruments and computerized system development/maintenance

•Data utilization support and training for programs

•Long term follow-up (“outcome”) data requests

This information is provided by the firm operated by the former director, and employs numerous individuals. At present, Cornell’s requests utilize the majority of the operating capabilities of this firm. There is no formal minimum arrangement as to hours under this agreement. Based on the current staffing of this entity, it is estimated that the monthly commitment represents the equivalent of 4-5 full time personnel.

The following disclosure will be added to the related party disclosure with respect to the Company’s founder:

Services rendered under the consulting agreement included serving as a director of the Company over the initial four years of the term of the agreement, and assisting in such areas as the development of new business, acquisitions, financings and executive management assimilation.

The following disclosure will be added to the related party disclosure with respect to the former director:

Services rendered under this agreement include research and analysis for various topics including data collection, support, and training for program development; performance-based contractual requirements and performance-improvement processes, accreditations and regulatory requirements.

Note 16 – Segment Disclosure, page 97

17.         Please disclose with quantification the types of amounts included in the corporate and other line item of the income from operations section for each period presented, and disclose why these amounts were not allocated to the other reportable segments.  Please also discuss the business reasons for the changes between periods in the corporate and other line item in your MD & A.

Response of Cornell Companies, Inc.

The following disclosure will be added to the segment disclosure for amounts included in the corporate and other line item of the income from operations sections:

Corporate and other expense from operations primarily consists of depreciation and amortization on the corporate office facilities and equipment, and is presented separately as such charges cannot be readily identified for allocation to a particular segment.

The MD&A disclosure currently address the changes between periods in depreciation and amortization.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.  Please contact me at (713) 335-9216 if we can be of further assistance to the SEC staff in reviewing this letter.

CORNELL COMPANIES, INC.

By:	/s/ John R. Nieser
John R. Nieser
Chief Financial Officer

Attachment A

	Payments Due by Period
	Total	2005	2006 - 2007	2008 - 2009	Thereafter
Contractual Obligations:
Long-term debt – principal
• Cornell Companies, Inc.	112,000	$—	$—	$—	$112,000
• Special Purpose Entities	174,700	9,000	20,200	23,800	121,700
Long-term debt-interest (1)
• Cornell Companies, Inc.	79,911	9,857	20,018	20,012	30,024
• Special Purpose Entities	110,305	14,797	27,248	23,682	44,578
Construction commitments	53,700	51,000	2,700	—	—
Capital lease obligations
• Cornell Companies, Inc.	6	5	1	—	—
Operating leases	34,719	5,995	9,965	5,594	13,165
Consultative and non-competition agreements	1,076	767	309	—	—
Total contractual cash obligations	$566,417	$91,421	$80,441	$73,088	$321,467

(1) The Company has an interest rate swap agreement under which the Company receives a fixed interest rate and pays a floating interest rate. The future cash payments on the Cornell Companies, Inc. long-term debt – interest assume an effective rate of 8.37% on the related interest rate swap contract.

ATTACHMENT B

2003	Three Months Ended
(in thousands)	March 31	June 30	September 30	December 31

Deferred tax liabilities, as reported	$5,314	$5,824	$8,576	$7,006
Total liabilities, as reported	272,764	276,742	278,313	282,868
Total stockholders’ equity, as reported	162,375	167,246	167,351	166,235
Comprehensive income (loss), as reported	2,406	3,158	(254)	(1,708)
Accumulated other comprehensive income, as reported	2,345	3,326	1,630	1,528

Adjustments:

Deferred tax liabilities	948	1,350	655	613
Total liabilities	948	1,350	655	613
Total stockholders’ equity	(948)	(1,350)	(655)	(613)
Comprehensive income (loss)	(184)	(402)	695	42
Accumulated other comprehensive income	(948)	(1,350)	(655)	(613)

Deferred tax liabilities, as adjusted	6,262	7,174	9,231	7,619
Total liabilities, as adjusted	273,712	278,092	278,968	283,481
Total stockholders’ equity, as adjusted	161,427	165,896	166,696	165,622
Comprehensive income (loss), as adjusted	2,222	2,756	441	(1,666)
Accumulated other comprehensive income, as adjusted	1,397	1,976	975	915

Impact on Operating income/Net income/EPS	None	None	None	None
Impact on working capital	None	None	None	None
Impact on Operating cash flow	None	None	None	None
% change in deferred tax liabilities	17.84%	23.19%	7.64%	8.75%
% change in total liabilities	0.35%	0.49%	0.24%	0.22%
% change in total equity	0.58%	0.81%	0.39%	0.37%
% change in comprehensive income (loss)	7.65%	12.74%	273.62%	2.45%
% change in accumulated other comprehensive income	40.43%	40.60%	40.18%	40.13%

2004	Three Months Ended
(in thousands)	March 31	June 30	September 30	December 31

Deferred tax liabilities, as reported	$7,619	$6,866	$7,493	$8,088
Total liabilities, as reported	285,491	336,706	333,657	346,319
Total stockholders’ equity, as reported	168,139	166,354	166,586	161,312
Comprehensive income (loss), as reported	1,164	(2,184)	13	(6,262)
Accumulated other comprehensive income, as reported	1,986	901	1,813	1,692

Adjustments:

Deferred tax liabilities	801	613	613	613
Total liabilities	801	613	613	613
Total stockholders’ equity	(801)	(613)	(613)	(613)
Comprehensive income (loss)	(188)	188	—	—
Accumulated other comprehensive income	(801)	(613)	(613)	(613)

Deferred tax liabilities, as adjusted	8,420	7,479	8,106	8,701
Total liabilities, as adjusted	286,292	337,319	334,270	346,932
Total stockholders’ equity, as adjusted	167,338	165,741	165,973	160,699
Comprehensive income (loss), as adjusted	976	(1,996)	13	(6,262)
Accumulated other comprehensive income, as adjusted	1,185	288	1,200	1,079

Impact on Operating income/Net income/EPS	None	None	None	None
Impact on working capital	None	None	None	None
Impact on Operating cash flow	None	None	None	None
% change in deferred tax liabilities	10.51%	8.92%	8.18%	7.58%
% change in total liabilities	0.28%	0.18%	0.18%	0.18%
% change in total equity	0.48%	0.37%	0.37%	0.38%
% change in comprehensive income (loss)	16.13%	8.60%	0.00%	0.00%
% change in accumulated other comprehensive income	40.32%	68.04%	33.81%	36.23%

2005 Preliminary estimated data	Three Months Ended
(in thousands)	March 31

Deferred tax liabilities, as reported	$7,902
Total liabilities, as reported	333,710
Total stockholders’ equity, as reported	160,163
Comprehensive income (loss), as reported	(1,952)
Accumulated other comprehensive income, as reported	1,417

Adjustments:

Deferred tax liabilities	613
Total liabilities	613
Total stockholders’ equity	(613)
Comprehensive income (loss)	(613)
Accumulated other comprehensive income	(613)

Deferred tax liabilities, as adjusted	8,515
Total liabilities, as adjusted	334,323
Total stockholders’ equity, as adjusted	159,550
Comprehensive income (loss), as adjusted	(2,565)
Accumulated other comprehensive income, as adjusted	804

Impact on Operating income/Net income/EPS	None
Impact on working capital	None
Impact on Operating cash flow	None
% change in deferred tax liabilities	7.76%
% change in total liabilities	0.18%
% change in total equity	0.38%
% change in comprehensive income (loss)	31.40%
% change in accumulated other comprehensive income	43.26%

Attachment C

CORNELL COMPANIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional

Notes from

Accumulated Other Compre-

		Par	Paid-In	Retained	Treasury Stock

Deferred

Share-

hensive

	Shares	Value	Capital	Earnings	Shares	Cost	Compensation	holders	Income/(Loss)
BALANCES AT DECEMBER 31, 2003	14,578,505	$15	$143,735	$34,218	1,537,583	$(12,458)	$(803)	$—	$1,528

EXERCISE OF STOCK OPTIONS	213,694	—	1,521	—	—	—	—	—	—
INCOME TAX BENEFITS FROM STOCK OPTIONS EXERCISED	—	—	312	—	—	—	—	—	—
MARK TO MARKET ADJUSTMENTS FOR DEFERRED BONUS PLAN	—	—	(306)	—	—	—	306	—	—
OTHER COMPREHENSIVE INCOME	—	—	—	—	—	—	—	—	164
DEFERRED AND OTHER STOCK COMPENSATION	—	—	—	—	—	—	65	—	—
PURCHASE OF TREASURY STOCK (10,000 SHARES, AT COST)	—	—	—	—	10,000	(115)	—	—	—
ISSUANCE OF COMMON STOCK TO EMPLOYEE STOCK PURCHASE PLAN	40,213	—	323	—	—	—	—	—	—
ISSUANCE OF COMMON STOCK UNDER 2000 DIRECTOR’S STOCK PLAN	12,695	—	240	—	—	—	—	—	—
NET LOSS	—	—	—	(7,433)	—	—	—	—	—

BALANCES AT DECEMBER 31, 2004	14,845,107	$15	$145,825	$26,785	1,547,583	$(12,573)	$(432)	$—	$1,692

The accompanying notes are an integral part of these consolidated financial statements.

Attachment D

Cornell Companies

New Morgan SFAS 144 impairment

12/31/2004

Undiscounted:  With 100% certainty on cash flows

			Undiscounted Basis	Probability	SFAS 144 valuation
Lease:	Commonwealth	(1)	38,500,000	45%	17,325,000
Sale:	Commonwealth	(2)	23,000,000	5%	1,150,000
New Morgan Borough Developers		(3)	18,346,030	5%	917,302
Emanuel Covenant Communities		(4)	27,000,000	5%	1,350,000
Market sale		(5)	20,000,000	40%	8,000,000
				100%

Total Valuation: Undiscounted					28,742,302

NBV Carrying cost of facility @ 12/31/04					29,131,036

Impairment Required ?			Yes		(388,734)

Undiscounted:  With unknown factors on cash flows

		Undiscounted Basis	Probability	SFAS 144 valuation
Lease:	Commonwealth	38,500,000	45%	17,325,000
Sale:	Commonwealth	23,000,000	5%	1,150,000
New Morgan Borough Developers		16,811,427	5%	840,571
Emanuel Covenant Communities		27,000,000	5%	1,350,000
Market sale		20,000,000	40%	8,000,000
			100%

Total Valuation: Undiscounted				28,665,571

NBV Carrying cost of facility @ 12/31/04				29,131,036

Impairment Required ?		Yes		(465,465)

(1) Lease of the facility to the Commonwealth of Pennsylvania

(2) Sale of the facility to the Commonwealth of Pennsylvania

(3) Lease of the facility to the New Morgan Borough Developers

(4) Sale of the facility to Emanuel Covenant Church

(5) Sale of the facility (per market data without an extended holding period)

Note:  Undiscounted cash flows were less than the $29,131,036 carrying value of the New Morgan Academy at December 31, 2004, as such the following discounted cash flow analysis was performed to determine the amount of the impairment charge.

NPV Impairment Calculation

		NPV Basis		Probability	SFAS 144 valuation
Lease:	Commonwealth	19,581,941	(1)	45%	8,811,873
Sale:	Commonwealth	23,000,000	(1)	5%	1,150,000
New Morgan Borough Developers		8,821,847	(2)	5%	441,092
Emanuel Covenant Communities		27,000,000	(3)	5%	1,350,000
Market sale		20,000,000	(4)	40%	8,000,000

Total SFAS 144 Valuation: NPV				100%	19,752,966

Impairment required per SFAS 144					(9,378,070)

(1) Based on best and final offer submitted to Commonwealth

(2) Based on discussions and meetings for potential terms

(3) Based on letter of intent received from counterparty

(4) Based on letter from listing agent